UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                 Amendment No.1

                    Under the Securities Exchange Act of 1934

                                  m-Wise, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par value $.0017 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    554042101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul Weinberg, Adv.
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 2, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 25 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DEP Technology Holdings Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            15,019,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,019,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     15,019,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 2 of 25 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            15,019,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,019,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     15,019,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 3 of 25 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            15,019,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,019,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     15,019,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*)This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 4 of 25 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            15,019,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,019,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     15,019,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 5 of 25 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            15,019,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,019,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     15,019,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 6 of 25 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            15,019,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,019,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     15,019,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 7 of 25 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            15,019,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,019,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     15,019,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 8 of 25 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            15,019,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,019,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     15,019,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 9 of 25 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            15,019,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,019,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     15,019,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                              Page 10 of 25 pages

This Amendment No. 1 on Schedule 13D/A (the "Amendment") amends the Statement on
Schedule 13D previously filed with the Securities and Exchange Commission by DEP Technology Holdings Ltd. ("DEP"), Elron Electronic Industries Ltd. ("Elron"), Discount Investment Corporation ("DIC"), IDB Development Corporation Ltd. ("IDB Development"), IDB Holding Corporation Ltd. ("IDB Holding"), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (collectively, "the Reporting Persons") (the "Statement") with respect to the common stock, par value $.0017 per share (the "Common Stock"), of M-Wise, Inc (the "Issuer") to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Common Stock as a result of the sale by DEP from February 2, 2007 through March 8, 2007, of an aggregate of 2,188,039 shares of Common Stock in a series of transactions on the open market.

The following amends and supplements Items 2 and 5 of the Statement.

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

As of March 8, 2007:

     DIC owned directly and through wholly owned subsidiaries approximately 49% of the outstanding shares of Elron.

     IDB Development owned approximately 75% of the outstanding shares of DIC.

     IDB Holding owned approximately 72% of the outstanding shares of IDB Development.

     Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 55% and 13% respectively of the outstanding shares of, and control, Ganden Holdings. In addition to Shelly Bergman, One of Ganden Holdings' other shareholders, owning in the aggregate approximately 1.7% of Ganden Holdings' outstanding shares, has a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned approximately 6.7% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 7.1% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden, Ganden Holdings and Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DEP, (ii) Elron, (iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

As of March 8, 2007, DEP beneficially owns an aggregate of 15,019,417 shares, or 11.2%, of the Common Stock, including an aggregate of 5,263,158 shares of Common Stock which it has the right to acquire upon exercise of the warrant as described in the Statement. This number was calculated based on 128,902,659 shares of the Common Stock outstanding as reported in the Issuer's Prospectus filed under Rule 424(b)(3) with the Securities and Exchange Commission on February 9, 2007. Elron beneficially owns all shares held by DEP as a result of DEP being a wholly owned subsidiary of Elron. Each of DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owners of, and to share the power to vote and dispose of, these shares of Common Stock.


                              Page 11 of 25 pages

None of the Reporting Persons purchased, and except as set forth in this Amendment, none of the Reporting Persons sold, any shares of Common Stock during the 60 days prior to March 8, 2007.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and DEP did not own, as of March 8, 2007, any Common Stock (including Common Stock that may be acquired pursuant to options or rights to purchase such Common Stock from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any shares of Common Stock during the last 60 days prior to March 8, 2007.

From February 2, 2007 through March 8, 2007, DEP sold an aggregate of 2,188,039 shares of Common Stock in a series of transactions in the open market for a total consideration, before broker commissions, of $408,139, the details of which are set forth below:

Sales on NASDAQ National Market System

------------  -----------------------------  --------------------------------
Date of Sale  No. of Shares of Common Stock   Price per Share in US Dollars
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2100
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2100
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2000
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2200
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2300
------------  -----------------------------  --------------------------------
  02/02/07               10,000                           0.2000
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2000
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2000
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2000
------------  -----------------------------  --------------------------------
  02/02/07               10,000                           0.2200
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2200
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2200
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2050
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2050
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2050
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2050
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2050
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2050
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2050
------------  -----------------------------  --------------------------------
  02/02/07               10,000                           0.1900
------------  -----------------------------  --------------------------------
  02/02/07               10,000                           0.1900
------------  -----------------------------  --------------------------------
  02/02/07               10,000                           0.1900
------------  -----------------------------  --------------------------------
  02/02/07               10,000                           0.1900
------------  -----------------------------  --------------------------------
  02/02/07               10,000                           0.1900
------------  -----------------------------  --------------------------------
  02/02/07               10,000                           0.1900
------------  -----------------------------  --------------------------------
  02/02/07               10,000                           0.1900
------------  -----------------------------  --------------------------------
  02/02/07               10,000                           0.1900
------------  -----------------------------  --------------------------------
  02/02/07               10,000                           0.1900
------------  -----------------------------  --------------------------------
  02/02/07               10,000                           0.1900
------------  -----------------------------  --------------------------------
  02/02/07               10,000                           0.1900
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.1900
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.1900
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.2000
------------  -----------------------------  --------------------------------
  02/02/07               20,000                           0.2000
------------  -----------------------------  --------------------------------
  02/02/07                5,000                           0.1900
------------  -----------------------------  --------------------------------


                              Page 12 of 25 pages

------------  ----------------------------- -----------------------------------
Date of Sale  No. of Shares of Common Stock   Price per Share in US Dollars
------------  ----------------------------- -----------------------------------
  02/02/07               10,000                           0.1900
------------  ----------------------------- -----------------------------------
  02/02/07                5,000                           0.2000
------------  ----------------------------- -----------------------------------
  02/02/07                5,000                           0.2000
------------  ----------------------------- -----------------------------------
  02/02/07                5,000                           0.1950
------------  ----------------------------- -----------------------------------
  02/02/07                5,000                           0.1950
------------  ----------------------------- -----------------------------------
  02/02/07               15,000                           0.1890
------------  ----------------------------- -----------------------------------
  02/02/07                5,000                           0.1890
------------  ----------------------------- -----------------------------------
  02/02/07               10,000                           0.1900
------------  ----------------------------- -----------------------------------
  02/02/07                4,300                           0.1900
------------  ----------------------------- -----------------------------------
  02/02/07                4,000                           0.1900
------------  ----------------------------- -----------------------------------
  02/05/07                3,000                           0.1950
------------  ----------------------------- -----------------------------------
  02/05/07               20,000                           0.1850
------------  ----------------------------- -----------------------------------
  02/05/07                2,000                           0.1850
------------  ----------------------------- -----------------------------------
  02/05/07               10,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/05/07               10,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/05/07                5,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/05/07                5,000                           0.1900
------------  ----------------------------- -----------------------------------
  02/05/07               10,000                           0.1900
------------  ----------------------------- -----------------------------------
  02/05/07                3,000                           0.1900
------------  ----------------------------- -----------------------------------
  02/05/07                7,000                           0.1900
------------  ----------------------------- -----------------------------------
  02/05/07               25,000                           0.1860
------------  ----------------------------- -----------------------------------
  02/05/07               25,000                           0.1700
------------  ----------------------------- -----------------------------------
  02/05/07               25,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/05/07                5,000                           0.1860
------------  ----------------------------- -----------------------------------
  02/05/07                8,472                           0.1850
------------  ----------------------------- -----------------------------------
  02/05/07                6,528                           0.1700
------------  ----------------------------- -----------------------------------
  02/05/07                5,000                           0.1860
------------  ----------------------------- -----------------------------------
  02/05/07               10,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/05/07               10,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/05/07                5,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/05/07               25,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/05/07                5,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/05/07               10,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/05/07               10,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/05/07               10,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/05/07                8,200                           0.1800
------------  ----------------------------- -----------------------------------
  02/05/07                6,800                           0.1700
------------  ----------------------------- -----------------------------------
  02/05/07                5,000                           0.1700
------------  ----------------------------- -----------------------------------
  02/05/07               10,000                           0.1700
------------  ----------------------------- -----------------------------------
  02/05/07                5,000                           0.1700
------------  ----------------------------- -----------------------------------
  02/05/07                5,000                           0.1700
------------  ----------------------------- -----------------------------------
  02/05/07               25,000                           0.1700
------------  ----------------------------- -----------------------------------
  02/05/07               10,000                           0.1700
------------  ----------------------------- -----------------------------------
  02/06/07               25,000                           0.1700
------------  ----------------------------- -----------------------------------
  02/06/07               25,000                           0.1750
------------  ----------------------------- -----------------------------------
  02/06/07               25,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/06/07               75,000                           0.1750
------------  ----------------------------- -----------------------------------
  02/06/07                5,000                           0.1750
------------  ----------------------------- -----------------------------------
  02/06/07               13,000                           0.1750
------------  ----------------------------- -----------------------------------
  02/06/07                2,000                           0.1750
------------  ----------------------------- -----------------------------------
  02/06/07                5,000                           0.1750
------------  ----------------------------- -----------------------------------
  02/06/07               20,000                           0.1800
------------  ----------------------------- -----------------------------------
  02/06/07                5,000                           0.1800
------------  ----------------------------- -----------------------------------


                              Page 13 of 25 pages

------------  -----------------------------  ----------------------------------
Date of Sale  No. of Shares of Common Stock   Price per Share in US Dollars
------------  -----------------------------  ----------------------------------
  02/06/07               20,000                           0.1750
------------  -----------------------------  ----------------------------------
  02/06/07                5,000                           0.1750
------------  -----------------------------  ----------------------------------
  02/06/07                5,000                           0.1750
------------  -----------------------------  ----------------------------------
  02/06/07               20,000                           0.1750
------------  -----------------------------  ----------------------------------
  02/06/07               10,000                           0.1750
------------  -----------------------------  ----------------------------------
  02/06/07               15,000                           0.1750
------------  -----------------------------  ----------------------------------
  02/07/07                5,000                           0.1750
------------  -----------------------------  ----------------------------------
  02/07/07               10,000                           0.1750
------------  -----------------------------  ----------------------------------
  02/07/07               10,000                           0.1750
------------  -----------------------------  ----------------------------------
  02/07/07                5,000                           0.1800
------------  -----------------------------  ----------------------------------
  02/07/07               20,000                           0.1800
------------  -----------------------------  ----------------------------------
  02/07/07               25,000                           0.1700
------------  -----------------------------  ----------------------------------
  02/07/07               10,000                           0.1850
------------  -----------------------------  ----------------------------------
  02/07/07                5,000                           0.1650
------------  -----------------------------  ----------------------------------
  02/07/07               10,000                           0.1650
------------  -----------------------------  ----------------------------------
  02/07/07               25,000                           0.1700
------------  -----------------------------  ----------------------------------
  02/07/07               25,000                           0.1800
------------  -----------------------------  ----------------------------------
  02/07/07               20,000                           0.1800
------------  -----------------------------  ----------------------------------
  02/07/07                5,000                           0.1800
------------  -----------------------------  ----------------------------------
  02/07/07               10,000                           0.1600
------------  -----------------------------  ----------------------------------
  02/07/07                5,000                           0.1600
------------  -----------------------------  ----------------------------------
  02/07/07               10,000                           0.1600
------------  -----------------------------  ----------------------------------
  03/02/07               55,700                           0.2300
------------  -----------------------------  ----------------------------------
  03/02/07               50,000                           0.2200
------------  -----------------------------  ----------------------------------
  03/02/07               50,000                           0.2200
------------  -----------------------------  ----------------------------------
  03/02/07               49,039                           0.2200
------------  -----------------------------  ----------------------------------
  03/05/07               25,000                           0.2100
------------  -----------------------------  ----------------------------------
  03/05/07               25,000                           0.2100
------------  -----------------------------  ----------------------------------
  03/05/07               10,000                           0.2150
------------  -----------------------------  ----------------------------------
  03/05/07               40,000                           0.2150
------------  -----------------------------  ----------------------------------
  03/05/07               50,000                           0.2150
------------  -----------------------------  ----------------------------------
  03/05/07               100,000                          0.2200
------------  -----------------------------  ----------------------------------
  03/05/07               50,000                           0.2200
------------  -----------------------------  ----------------------------------
  03/05/07                5,000                           0.2100
------------  -----------------------------  ----------------------------------
  03/05/07               20,000                           0.2100
------------  -----------------------------  ----------------------------------
  03/05/07               20,000                           0.2100
------------  -----------------------------  ----------------------------------
  03/05/07                5,000                           0.2100
------------  -----------------------------  ----------------------------------
  03/05/07               50,000                           0.2150
------------  -----------------------------  ----------------------------------
  03/05/07               50,000                           0.2100
------------  -----------------------------  ----------------------------------
  03/05/07               50,000                           0.2140
------------  -----------------------------  ----------------------------------
  03/05/07               50,000                           0.2140
------------  -----------------------------  ----------------------------------
  03/05/07               32,000                           0.2100
------------  -----------------------------  ----------------------------------
  03/05/07               18,000                           0.2140
------------  -----------------------------  ----------------------------------
  03/05/07               50,000                           0.2140
------------  -----------------------------  ----------------------------------
  03/06/07               25,000                           0.2090
------------  -----------------------------  ----------------------------------
  03/06/07               15,000                           0.2000
------------  -----------------------------  ----------------------------------
  03/06/07               25,000                           0.2090
------------  -----------------------------  ----------------------------------
  03/06/07                5,000                           0.2090
------------  -----------------------------  ----------------------------------
  03/06/07               10,000                           0.2050
------------  -----------------------------  ----------------------------------
  03/08/07               25,000                           0.1720
------------  -----------------------------  ----------------------------------
  03/08/07                6,000                           0.1750
------------  -----------------------------  ----------------------------------
  03/08/07                5,000                           0.1720
------------  -----------------------------  ----------------------------------
  03/08/07               23,000                           0.1700
------------  -----------------------------  ----------------------------------


                              Page 14 of 25 pages

------------  -----------------------------  ----------------------------------
Date of Sale  No. of Shares of Common Stock    Price per Share in US Dollars
------------  -----------------------------  ----------------------------------
  03/08/07                5,000                           0.1750
------------  -----------------------------  ----------------------------------
  03/08/07                6,000                           0.1720
------------  -----------------------------  ----------------------------------
  03/08/07                2,500                           0.1700
------------  -----------------------------  ----------------------------------
  03/08/07                5,000                           0.1650
------------  -----------------------------  ----------------------------------
  03/08/07                8,000                           0.1650
------------  -----------------------------  ----------------------------------
  03/08/07               11,700                           0.1700
------------  -----------------------------  ----------------------------------
  03/08/07               22,800                           0.1620
------------  -----------------------------  ----------------------------------

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1  -   Letter Agreement dated March 11, 2007 between DEP and DIC
               authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of DEP.

Exhibit 2  -   Letter Agreement dated March 11, 2007 between Elron and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Elron.

Exhibit 3  -   Letter Agreement dated June 19, 2006 between IDB Development and
               DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of IDB Development.

Exhibit 4  -   Letter Agreement dated June 19, 2006 between IDB Holding and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of IDB Holding.

Exhibit 5  -   Letter Agreement dated June 19, 2006 between Nochi Dankner and
               DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Nochi Dankner.

Exhibit 6  -   Letter Agreement dated June 19, 2006 between Shelly Bergman and
               DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Shelly Bergman.

Exhibit 7  -   Letter Agreement dated June 19, 2006 between Ruth Manor and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Ruth Manor.

Exhibit 8  -   Letter Agreement dated June 19, 2006 between Avraham Livnat and
               DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Avraham Livnat.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No.1 of the Statement is true, complete and correct.

Date: March 13, 2007   DEP TECHNOLOGY HOLDINGS LTD.
                       ELRON ELECTRONIC INDUSTRIES LTD.
                       DISCOUNT INVESTMENT CORPORATION LTD.
                       IDB DEVELOPMENT CORPORATION LTD.
                       IDB HOLDING CORPORATION LTD.
                       NOCHI DANKNER
                       SHELLY BERGMAN
                       RUTH MANOR
                       AVRAHAM LIVNAT

                       BY:  DISCOUNT INVESTMENT CORPORATION LTD.

                                        (signed)
                       BY: ____________________________________

                    Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to this Amendment No. 1 of the Statement as Exhibits 1 through 8.


                              Page 15 of 25 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       o f
                          DEP TECHNOLOGY HOLDINGS LTD.
                             (as of March 11, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Doron Birger                                    Director              President & Chief Executive Officer of Elron
3 Azrieli Center, The Triangular Tower 42nd                           Electronic Industries Ltd.
floor, Tel-Aviv 67023, Israel

Rinat Remler                                    Director              Vice President, Chief Financial Officer of Elron
3 Azrieli Center, The Triangular Tower 42nd                           Electronic Industries Ltd.
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President &      Vice President & Chief Technology Officer of
3 Azrieli Center, The Triangular Tower 42nd     Chief Technology      Elron Electronic Industries Ltd.
floor, Tel-Aviv 67023, Israel                   Officer

Paul Weinberg                                   Director              General Counsel & Corporate Secretary of Elron
3 Azrieli Center, The Triangular Tower 42nd                           Electronic Industries Ltd.
floor, Tel-Aviv 67023, Israel

     ======================================================================

                                                                      Schedule B

                        Directors and Executive Officers
                                       o f
                        ELRON ELECTRONIC INDUSTRIES LTD.
                             (as of March 11, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Arie Mientkavich                                Chairman of the       Chairman of Elron; Deputy Chairman of  Gazit
3 Azrieli Center, The Triangular Tower, 42nd    Board of Directors    Globe Ltd and Chairman of Gazit Globe Israel
floor, Tel-Aviv 67023, Israel                                         (Development) Ltd

Ami Erel                                        Director              President & Chief Executive Officer of DIC; Chief
3 Azrieli Center, The Triangular Tower, 44th                          Executive Officer of NetVision Ltd.
floor, Tel-Aviv 67023, Israel

Avraham Asheri                                  Director              Director of companies
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Prof. Yair Be'ery                               Director              Professor - Department of Electrical Engineering,
6 Sweden Street,                                                      Tel Aviv University.
Petah Tikva 49317, Israel

Yaacov Goldman                                  External Director     Director of companies
39 Nachlieli Street,
Hod Hasharon 45355, Israel


                              Page 16 of 25 pages

Prof. Gabriel Barbash                           Director              Director General  of the Tel Aviv
14 Zisman Street,                                                     Sourasky Medical Center.
Ramat Gan 52521, Israel

Nochi Dankner                                   Director              Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Ari Bronshtein                                  Director              Vice President of DIC
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Arie Ovadia                                     Director              Advisor and Director of companies.
Harav Amiel 10,
Tel Aviv, 62223, Israel

Amos Shapira                                    Director              Chief Executive Officer of Cellcom Israel Ltd.
10 Hagavish Street, Industrial Zone, Poleg,
Netanya 42140, Israel

Doron Birger                                    President and Chief   President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Executive Officer
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President and    Vice President and Chief Technology Officer of
3 Azrieli Center, The Triangular Tower, 42nd    Chief Technology      Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Rinat Remler                                    Vice President,       Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Assaf Topaz                                     Vice President        Vice President of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Yair Cohen                                      Vice President        Vice President of Elron
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France.

     ======================================================================


                              Page 17 of 25 pages

                                                                      Schedule C

                        Directors and Executive Officers
                                       o f
                      Discount Investment Corporation Ltd.
                             (as of March 11, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower,         Board of Directors    Holding; Chairman of IDB Development, DIC and Clal
44th floor, Tel-Aviv 67023, Israel                                    Industries and Investments Ltd.; Director of companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                      Director             Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer     Chief Executive Officer of Netvision Ltd.
floor, Tel-Aviv 67023, Israel


                              Page 18 of 25 pages

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC ; Chief Executive Officer
3 Azrieli Center, The Triangular Tower, 44th                          of Koor Industries Ltd.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Comptroller
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France

     ======================================================================

                                                                      Schedule D

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                             (as of March 11, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and Clal
floor, Tel-Aviv 67023, Israel                                         Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                              Israel Council.

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel


                              Page 19 of 25 pages

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Deputy Chairman of Elul group of companies.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street, Kfar Shmariyahu 46910,
Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Executive Vice        Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    President             Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Executive Vice        Executive Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th    President
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France.


                              Page 20 of 25 pages

                                                                      Schedule E

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                             (as of March 11, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Arie Mientkavich                                Vice Chairman of      Chairman of Elron;  Deputy Chairman of
14 Betzalel Street,                             the Board of          Gazit-Globe Ltd.; Chairman of Gazit-Globe Israel
Jerusalem 94591, Israel                         Directors             (Development) Ltd.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Lior Hannes                                     Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
14 Aluf Simchoni Street, Jerusalem 92504,
Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Dvoresky                                    External Director     Chief Executive Officer of Beit Kranot Trust Ltd.
12 Harofeh Street, Ahuza, Haifa 34366, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.


                              Page 21 of 25 pages

                                                                       Exhibit 1

                                 March 11, 2007

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of m-Wise, Inc. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                     Very truly yours,

                                                         (signed)
                                                DEP Technology Holdings Ltd.

A g r e e d:

         (signed)
_____________________________
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 2

                                 March 11, 2007

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of m-Wise, Inc. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                     Very truly yours,

                                                         (signed)
                                               Elron Electronic Industries Ltd.

A g r e e d:

         (signed)
_____________________________
Discount Investment Corporation Ltd.



                              Page 22 of 25 pages

                                                                       Exhibit 3

                                  June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of m-Wise, Inc. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                   Very truly yours,

                                                        (signed)
                                             IDB Development Corporation Ltd.

A g r e e d:

         (signed)
____________________________
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 4

                                  June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of m-Wise, Inc. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                      Very truly yours,

                                                          (signed)
                                                  IDB Holding Corporation Ltd.

A g r e e d:

         (signed)
____________________________
Discount Investment Corporation Ltd.

     ======================================================================


                              Page 23 of 25 pages

                                                                       Exhibit 5

                                  June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of m-Wise, Inc. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                      Very truly yours,

                                                          (signed)
                                                       Nochi Dankner

A g r e e d:

         (signed)
____________________________
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 6

                                  June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of m-Wise, Inc. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                     Very truly yours,

                                                         (signed)
                                                      Shelly Bergman

A g r e e d:

         (signed)
____________________________
Discount Investment Corporation Ltd.


                              Page 24 of 25 pages

                                                                       Exhibit 7

                                  June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of m-Wise, Inc. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                       Very truly yours,

                                                           (signed)
                                                          Ruth Manor

A g r e e d:

         (signed)
____________________________
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 8

                                  June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of m-Wise, Inc. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                        Very truly yours,

                                                            (signed)
                                                         Avraham Livnat

A g r e e d:

         (signed)
____________________________
Discount Investment Corporation Ltd.


                              Page 25 of 25 pages